At the 2024 Annual General Meeting of Shareholders (the “AGM”) held on September 12, 2024, the Company’s shareholders approved all of the agenda items as proposed by the Board of Directors in the Invitation to the AGM as published on August 19, 2024. The Company’s shareholders approved the following matters at the AGM: Item 1 - Annual Report 2023/2024, Consolidated Financial Statements 2023/2024, Statutory Financial Statements 2023/2024, Compensation Report 2023/2024 and Corporate Social Responsibility Report 2023/2024. The shareholders approved the Annual Report 2023/2024, Consolidated Financial Statements 2023/2024, Statutory Financial Statements 2023/24, Compensation Report 2023/2024 and Corporate Social Responsibility Report 2023/24. Item 2 - Appropriation of Available Earnings. The shareholders approved that the loss for the fiscal year 2023/24 be carried forward and a distribution in kind be made to the holders of the Series B Preferred Shares in the amount of CHF 11,011.76 (representing 1,101,176 Series B Preferred Shares) out of reserves from capital contribution. Item 3 - Discharge of the Board of Directors and of the Executive Committee. The shareholders approved the discharge of the members of the Board of Directors and Executive Committee from liability for the fiscal year 2023/2024. Item 4 - Board elections. The shareholders approved: 4.1 Re-election of the following board members: Thomas Farley (including as Chair of the Board of Directors), Joseph Osnoss, Christian Lucas, Jacques Stern, Eric Strutz, Eric Meurice, Ulf Pagenkopf and Thomas Klein. 4.2 Election of new board member: Pietro Candela. 4.3 Re-election of Thomas Farley, Joseph Osnoss and Eric Strutz as members of the Nomination and Compensation Committee. Item 5 - Approval of maximum Board Compensation and Executive Committee Compensation. The shareholders approved the aggregate maximum amount of compensation for the Board of Directors of CHF 600,000 (excluding employer social security and pension contributions) for the term of office until the AGM 2025. In addition, the shareholders approved the aggregate maximum amount of compensation for the Executive Committee of CHF 14 million for the fiscal year 2025/2026 (excluding employer social security and pension contributions). Item 6 – Election of Independent Proxy. The shareholders approved the re-election of Adroit Attorneys as Independent Proxy.

Item 7 – Election of Statutory Auditors. The shareholders approved the re-election of PricewaterhouseCoopers SA as statutory auditors. Item 8 – Amendment of the Company's Articles of Association. The shareholders approved that the Company's Articles of Association be amended to meet the requirements of the reform of Swiss corporate law that came into effect on January 1, 2023.